Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Editas Medicine, Inc. for the registration of Debt Securities, Common Stock, Preferred Stock, Depository Shares, Subscription Rights, Purchase Contracts, Warrants and Units and to incorporation by reference therein of our reports dated February 26, 2021, with respect to the consolidated financial statements of Editas Medicine, Inc., and the effectiveness of internal control over financial reporting of Editas Medicine, Inc. , included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 1, 2021